# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shattuck Labs, Inc., CIK 0001680367
CUSIP: 82024L103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 W. 5th Street, Suite 1200, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 06/09/2026
Amends the filing with accession number 0001104659-25-052422
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Redmile Group, LLC, Attn: Josh Garcia, 900 Larkspur Landing Circle, Suite 270, Larkspur, California (CA), 94939, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,819,084; sole dispositive power 0; shared dispositive power 9,819,084; aggregate amount beneficially owned 9,819,084 (9.9% of the class)
  Comment: (1) The source of funds was working capital of certain private investment funds managed by Redmile Group, LLC (the "Redmile Funds"), including Redmile Biopharma Investments II, L.P. ("RBI II").
  
  (2) The information in Item 5(a) relating to the shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile") and the calculation of the beneficial ownership percentage of such class of securities is incorporated by reference herein.
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 9,819,084; sole dispositive power 0; shared dispositive power 9,819,084; aggregate amount beneficially owned 9,819,084 (9.9% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds, including RBI II.
  
  (2) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy Green and the calculation of the beneficial ownership percentage of such class of securities is incorporated by reference herein.
- Redmile Biopharma Investments II, L.P. (CIK 0001772230): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,119,962; sole dispositive power 0; shared dispositive power 6,119,962; aggregate amount beneficially owned 6,119,962 (6.2% of the class)
  Comment: (1) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by RBI II and the calculation of the beneficial ownership percentage of such class of securities is incorporated by reference herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Shattuck Labs, Inc.
Address of issuer's principal executive offices: 500 W. 5th Street, Suite 1200, Austin, Texas (TX), 78701

## Item 2. Identity and Background
Name of person filing: This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, amendment No. 1 to the Schedule 13D filed with the SEC on December 21, 2023, amendment No. 2 to the Schedule 13D filed with the SEC on December 6, 2024, amendment No. 3 to the Schedule 13D filed with the SEC on August 6, 2025, and amendment No. 4 to the Schedule 13D filed with the SEC on August 26, 2025 (collectively, the "Prior Schedule 13D") by Redmile Group, LLC ("Redmile"), Jeremy C. Green, and Redmile Biopharma Investments II, L.P. ("RBI II") relating to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment, the Prior Schedule 13D is unchanged.
Residence or business address:
Item 2(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile:

900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green:

c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RBI II:

c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Prior Schedule 13D is hereby amended and supplemented in its entirety by adding the following paragraphs after the last paragraph of Item 3:

On June 3, 2026, certain private investment funds managed by Redmile (the "Redmile Funds"), not including RBI II, exercised on a cashless basis certain pre-funded warrants to purchase Common Stock (the "Pre-Funded Warrants") in accordance with the terms thereof, at an exercise price of $0.0001 per share. The participating Redmile Funds were issued an aggregate of 1,012,203 shares of Common Stock by the Issuer, net of the warrant shares representing the aggregate exercise price.

On June 9, 2026, certain Redmile Funds, including RBI II, exercised all of the Common Warrants held by such Redmile Funds in accordance with the terms thereof, which were exercisable, at the holder's sole discretion, for either Common Stock, at an exercise price of $1.0846 per share, or Pre-Funded Warrants, at an exercise price of $1.0845 per Pre-Funded Warrant. The participating Redmile Funds, including RBI II, elected to receive 340,106 shares of Common Stock and Pre-Funded Warrants to purchase an aggregate of 3,757,624 shares of Common Stock and utilized their working capital to pay the aggregate exercise price of approximately $4,444,022. Of the securities acquired by the participating Redmile Funds upon exercise of the Common Warrants, RBI II utilized its working capital to pay an aggregate exercise price of approximately $2,221,514 to receive Pre-Funded Warrants to purchase 2,048,423 shares of Common Stock.

On June 9, 2026, certain Redmile Funds, not including RBI II, also participated in an underwritten offering of the Issuer's Common Stock and Pre-Funded Warrants (the "Underwritten Offering") and utilized their working capital in an aggregate amount of approximately $3,999,900 to acquire Pre-Funded Warrants to purchase 1,000,000 shares of Common Stock at a price of $3.9999 per Pre-Funded Warrant, each with an exercise price of $0.0001 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of (i) 7,038,119 shares of Common Stock held by the Redmile Funds, including the 3,338,997 shares of Common Stock directly held by RBI II, and (ii) subject to the 9.99% beneficial ownership limitation (the "Beneficial Ownership Limitation"), 10,943,951 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants, including the 5,647,258 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants directly held by RBI II. The 2,780,965 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants reported as beneficially owned by the Reporting Persons represent the maximum number of shares of Common Stock that could be issued upon exercise of those Pre-Funded Warrants subject to the Beneficial Ownership Limitation. All of the reported securities are directly owned by certain Redmile Funds. Redmile may be deemed to beneficially own these securities in its capacity as the investment manager of the Redmile Funds with discretion to vote and dispose of their portfolio securities. Mr. Green also may be deemed to beneficially own these securities as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the reported securities, except to the extent of its or his pecuniary interest in such securities, if any.

Redmile and Mr. Green may be deemed to beneficially own 146,086 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing, and such amount is included in the number disclosed in (i) above. The stock options were granted to Mike Lee, a managing director of Redmile, in connection with his former service as a member of the Board of Directors, which ceased on August 25, 2025. Pursuant to the policies of Redmile, Mr. Lee holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options to Redmile.

Percentage for each Reporting Person based on sum of: (i) 95,508,165 shares of Common Stock outstanding immediately after the Underwritten Offering (including the exercise of the underwriters' option to purchase additional shares of Common Stock), as reported by the Issuer in its Prospectus Supplement to the Prospectus dated January 21, 2026, which was filed with the Securities and Exchange Commission on June 11, 2026, plus (ii) 2,780,965 shares of Common Stock issuable upon exercise of certain Pre-Funded Warrants directly held by the Redmile Funds (including RBI II), which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 9,819,084
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 9,819,084

Jeremy C. Green:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 9,819,084
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 9,819,084

RBI II:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 6,119,962
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 6,119,962
Transactions in the class effected during the past sixty days: See the response to Item 3. Except as disclosed in Item 3, no reportable transactions were effected by any Reporting Persons during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Prior Schedule 13D is hereby amended and supplemented in its entirety by adding the following paragraphs prior to the last paragraph of Item 6:

Pre-Funded Warrants to Purchase Common Stock

Pre-Funded Warrants were acquired by the Redmile Funds, not including RBI II, in the Underwritten Offering at a price of $3.9999 per Pre-Funded Warrant and entitle the holder to purchase up to an aggregate of 1,000,000 shares of Common Stock, subject to the Beneficial Ownership Blocker, at an exercise price of $0.0001 per Pre-Funded Warrant. The Pre-Funded Warrants are exercisable by the holder at any time on or after the issuance date until fully exercised.

The foregoing summary of the Pre-Funded Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Pre-Funded Warrant, which is filed as Exhibit 99.12 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.12 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on June 11, 2026).

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (06/11/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (06/11/2026)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments II (GP), LLC, general partner of Redmile Biopharma Investments II, L.P. (06/11/2026)